Exhibit 99.21
PRESS RELEASE
Aya Gold & Silver Files Technical Report for the Boumadine Polymetallic Project

Montreal, Quebec, March 31, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that the Corporation has filed a technical report for the Boumadine Project (“Boumadine” or “Project”), titled “Technical Report – Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” (the “2025 Boumadine Technical Report”) with an effective date of February 24, 2025.
The 2025 Boumadine Technical Report was prepared by David Lalonde, Vice President, Exploration and Patrick Pérez, Director, Technical Services, each of whom is a "qualified person" (a "QP"), in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as reported in the Company's news release dated February 24, 2025.
The 2025 Boumadine Technical Report can be found on the Company's website at https://ayagoldsilver.com, as well as on SEDAR+ at www.sedarplus.ca.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com